MILESTONE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	11,735
Receivables from other broker-dealers		80,770
Total current assets		92,505
PROPERTY:		
Office furniture and equipment		6,413
Computer equipment and software		10,000
Less accumulated depreciation		16,413
Property, net		-
TOTAL ASSETS	$	92,505
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$	2,266
Accrued compensation and benefits allocation		47,164
Total current liabilities		49,430
STOCKHOLDER'S EQUITY:		
Common stock, no par; 100,000 shares authorized; 700 shares issued and outstanding		12,701
Retained earnings		30,374
Total stockholder's equity		43,075
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	92,505

See notes to financial statements.